UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from                      to

Commission file number 1-11073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003

and for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Western Union Employee Benefits Fund Committee:

We have audited the accompanying statements of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 21, 2005

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Investments: (see Note 2)
Participant loans	$2,660,685	$2,761,634
Investment in First Data Corporation Master Trust	36,866,161	33,053,572

Total investments	39,526,846	35,815,206

Receivables:
Employer contributions	692,099	697,170
Participant contributions and loan repayments	—	51,087

Total receivables	692,099	748,257

Net assets available for benefits	$40,218,945	$36,563,463

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Contributions:
Employer	$2,492,765
Participant	1,909,017
Rollover	99,938

4,501,720
Transfers from other plans	27,400
Investment income:
Plan’s interest in First Data Corporation Master Trust investment income	1,837,900
Loan interest	159,595

1,997,495

Total additions	6,526,615

Deductions from net assets attributed to:
Benefit payments	2,871,133

Total deductions	2,871,133

Net increase in net assets	3,655,482
Net assets available for benefits at beginning of year	36,563,463

Net assets available for benefits at end of year	$40,218,945

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following description of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective November 15, 1994, the Plan was established by Western Union Financial Services, Inc. (the “Company”), which became a wholly-owned subsidiary of First Data Corporation (“FDC”) on October 27, 1995.

The Plan is a defined contribution plan which covers employees of the Company included in a collective bargaining agreement providing for their participation in the Plan, with the exception of employees who do not receive compensation in United States dollars, leased employees and independent contractors. Covered employees become eligible to participate in the Plan on the first of the month following completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is an individual account plan intended to satisfy the requirements of Section 404(c) of ERISA. Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Administration

The First Data Investment Council (“FDIC”) establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants to the Plan. The Western Union Employee Benefits Fund Committee (“WUEBFC”) was delegated by the First Data Employee Benefits Committee (“FDEBC”) and is responsible for oversight of the administration and operation of the Plan, hears, reviews and investigates employee appeals and establishes, adopts and implements Plan amendments for the Plan. Both committees are appointed by the Compensation and Benefits Committee of the Company’s Board of Directors.

The Plan, along with the First Data Corporation Incentive Savings Plan (the “ISP”), participates in the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”), of which State Street Bank and Trust Company (“State Street” or “Trustee”) is the trustee. Hewitt Associates (“Hewitt” or “Recordkeeper”) is the record-

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

keeper of the Plan. Assets in participants’ self-directed brokerage accounts, which are part of the Master Trust, are held by Harrisdirect.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the Master Trust, which reduces net investment earnings realized by participants.

Contributions

Each participant may make pre-tax contributions to the Plan of not less than 1% or more than 25% of their eligible compensation and after-tax contributions of up to 16% of their eligible compensation as defined by the Plan, not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code (the “Code”). In addition, the pre-tax and after-tax contributions combined cannot exceed 25% of eligible compensation. Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts.

Participants age 50 or over by the close of the Plan year are eligible to make an additional tax-deferred payroll contribution (“catch-up contribution”), subject to certain limitations imposed by the Code.

The Company matches 25% of the first 6% of a participant’s eligible compensation contributed to the Plan to a maximum of 1.5% of the participant’s eligible compensation (“matching contribution”) for the year. Additionally, the Company makes a contribution each pay period to all participants with at least one year of service in an amount equal to 4% of each participant’s eligible compensation (“basic contribution”). The Company makes an annual contribution of $650 per participant to all participants who are employees of the Company and eligible to participate in the Plan as of the last day of the Plan year (“annual contribution”). On December 31, 2004 and 2003, the annual contribution was approximately $690,000 and $668,000, respectively, in the aggregate, and is included as a receivable in the accompanying financial statements. In addition, the Company may make a contribution determined by the Board of Directors and allocated based on the participant’s compensation as compared to the compensation of other participants (“special contribution”). The special contribution can be made in cash, FDC common stock or a combination thereof. No such contribution was made during 2004.

All elective and company contributions are invested in fund options as directed by the participants.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

The amount contributed by a participant, including rollover contributions and earnings thereon, are vested immediately. The Company’s matching, basic, annual and special contributions vest over a five-year service period: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. Upon death, disability or retirement (age 65), the employee’s entire account becomes vested.

Participant Loans

The Plan has a loan provision that allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested account balances. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from 12 months to five years, or 25 years for primary residential loans, subject to certain exceptions. A maximum of two loans, one short-term and one residential, is allowed to be outstanding at a time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers and the Company’s contributions and is credited or charged with investment income or loss, net of expenses. Participant accounts are charged for withdrawals and forfeitures. Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan.

Payment of Benefits

At the time of death, disability, termination of service, retirement, or reaching age 59½, the participant or his/her beneficiary may receive a distribution of his/her vested account balance in the form of a lump-sum payment. In addition, hardship withdrawals prior to such time are permitted if certain criteria are met.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available, and an FDC Stock Fund. FDC stock, however, may not be traded in the self-directed brokerage account. A participant may elect to change their investment options daily.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2004, the Company used approximately $100,000 of forfeitures to reduce Company contributions. No forfeitures were used to pay expenses through the Master Trust (Note 3). At December 31, 2004 and 2003, forfeitures of approximately $54,000 and $69,000, respectively, were held in an unallocated account in the Master Trust.

Net Transfers from Other Plans

Plan assets may be transferred into and out of the Plan directly from and to other FDC-sponsored qualified defined contribution plans as a result of employee status changes. The following summarizes such plan transfers for the year ended December 31, 2004:

Transfers from other plans:
First Data Corporation Incentive Savings Plan	$27,400

$27,400

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Stocks underlying in the self-directed brokerage account and mutual funds are valued at fair value, based on current market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee, based on quoted market prices of the underlying assets. The Stable Value, PIMCO Total Return, Vanguard Institutional Index and FDC Stock funds are valued on a unitized basis. Participant loans are valued at cost, which approximates fair market value.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2004 and 2003, there were approximately $27,000 and $30,000, respectively, in benefits approved but not paid.

3. First Data Corporation Master Trust

The Master Trust was established in 2002 for the investment of assets of the Plan and the ISP. The Plan held an ownership interest in the Master Trust of approximately 3.5% and 3.8% at December 31, 2004 and 2003, respectively. The Plan’s interest in the net investment income from the Master Trust was approximately 2.4% for the year ending December 31, 2004.

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan based on participant elections.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

As of December 31, 2004 and 2003, the condensed statement of net assets for the Master Trust is as follows:

	2004	2003
Investments, at fair value:
Cash	$9,089,783	$7,527,537
Mutual funds	670,171,993	515,409,324
Collective trust fund	206,667,413	184,263,000
FDC common stock	151,453,248	152,817,942
Other common stock	15,258,666	14,254,311
Government obligations	488,861	262,398
Preferred stock	50,173	34,688
Corporate bonds	236,628	100,528
Other	161,525	103,102

	1,053,578,290	874,772,830
Dividends and interest receivable	901,542	988,025

Total assets	$1,054,479,832	$875,760,855

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2004 and 2003:

	2004	2003
Invesco Stable Value Fund	$206,667,413	$184,263,000
Vanguard Institutional Index Fund	152,155,788	130,290,421
FDC Common Stock	151,453,248	152,817,942
Fidelity Dividend Growth Fund	87,270,220	80,870,248
Fidelity Freedom 2020 Fund	80,119,666	73,088,389
Franklin Templeton Foreign A Fund	55,088,356	*

*	Did not meet the threshold at the applicable date.

The investment balance includes 3,560,255 and 3,719,103 shares of FDC common stock having fair value of $151,453,248 and $152,817,942 as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, respectively, the Master Trust had accrued approximately $71,000 and $75,000 in dividends from FDC common stock.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

Participants are allowed to vote in their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Master Trust for the year ending December 31, 2004 is as follows:

2004
Interest and dividends	$26,862,607
Net appreciation in fair value of investments	51,832,266
Administrative expenses	(2,682,869)

Net investment income	$76,012,004

For the year ending December 31, 2004, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2004
Mutual funds	$45,962,233
FDC common stock	5,776,027
Other common stock	61,614
Government obligations	4,680
Preferred stock	4,446
Corporate bonds	(7,099)
Other	30,365

$51,832,266

Expenses of the Master Trust and expenses of the plans participating in the Master Trust are paid through the Master Trust by allocations of administrative fees and forfeitures from the participating plans. During the year ended December 31, 2004, the Company did not use the participating plans’ forfeitures to pay administrative expenses (Note 1).

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan received a determination letter dated September 20, 2002 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since receiving this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2004 and 2003.

5. Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by the Trustee and certain Plan investments are in accounts managed by Harrisdirect, the custodian of the self-directed brokerage account, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

As further described in Note 3 the Master Trust holds investments in FDC common stock, therefore, these transactions also qualify as party-in-interest transactions. The transactions do not qualify as prohibited transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rate, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

7. Risks and Uncertainties (continued)

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$40,218,945	$36,563,463
Amounts allocated to withdrawing participants	(27,460)	(29,578)

Net assets available for benefits per the Form 5500	$40,191,485	$36,533,885

Benefits paid to participants per the financial statements	$2,871,133
Add: Amounts allocated to withdrawing participants at December 31, 2004	27,460
Less: Amounts allocated to withdrawing participants at December 31, 2003	(29,578)

Benefits paid to participants per the Form 5500	$2,869,015

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

Supplemental Schedule

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

EIN: 22-2993574 Plan Number: 011

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant Loans
* Plan participants	Interest rates ranging from 5.0% to 10.5%, various maturity dates	$2,660,685	$2,660,685

Total Investments			$2,660,685

*	Denotes a party-in-interest to the Plan (see Note 5).

All other investments are held in the FDC Master Trust and have been excluded from this schedule.

See accompanying report of independent registered public accountants and notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

WESTERN UNION EMPLOYEE BENEFITS FUND COMMITTEE, as Plan Administrator

Date: June 24, 2005	By:	/s/ GORDON PARRY
Gordon Parry
SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Anton Collins Mitchell LLP